VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:          Assured Guaranty Ltd.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Quarter Ended March 31, 2010

File No. 1-32141

Dear Mr. Rosenberg:

Thank you for your letter dated November 9, 2010, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 for Assured Guaranty Ltd. (the “Company”).

We appreciate the effort that went into the Staff’s comments.  We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text.  Our responses follow each comment.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Earned Premiums, page 105

1.              Please provide us the disclosures you propose to include in future filings in response to comment one.  Your revised disclosures should clarify the nature and amounts of the adjustments made to conform accounting policies and demonstrate how these changes are merely changes in estimates.

Company Response

In response to your comment above, the Company will modify the wording that references the change in estimates during the quarter ended September 30, 2009 that appeared on page 130 of its 10-Q filing for quarter ended September 30, 2010, commencing with its 10-K filing for the year ended December 31, 2010.  Such wording would be substantially as set forth below.  Additions to the previous wording are underlined.

“In Third Quarter 2009, the Company conformed accounting estimates used to determine inputs to the calculation of the premiums earnings to those used by the Acquired Companies.  ~~subsequent to the AGMH Acquisition of its subsidiaries, resulting in lower~~

~~net premiums in Third Quarter 2009.~~ This change in estimate resulted in a decrease to earned premium of approximately $14.2 million during Third Quarter 2009.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Application of Financial Guaranty Insurance Accounting to the AGMH Acquisition, page 187

2.              We are still considering your response to our previous comment four.  We may have additional comments at a later date.

Company Response

No response required.

Loss and Loss Adjustment Expense Reserves, page 197

3.              We are still considering your response to our previous comment five.  To further our understanding in this regard, please explain to us whether at contract inception the stand-ready obligation represented by the unearned premium revenue, as stipulated in ASC 944-605-25-25, is the same as the present value of your expected net cash outflows expected to be paid under the contract.  If not, please explain to us why not.

Company Response

The stand-ready obligation represented by unearned premium revenue at contract inception does not represent the present value of expected net cash outflows to be paid under the contract.  At inception, the unearned premium revenue is equal to the premium received or the present value of premiums due or expected to be collected over the period of the financial guaranty contract or, for acquired contracts, the fair value as of the acquisition date. The premium amount charged is calculated based upon the cost of capital, which includes the risk of claim and a return on capital.  As such, the unearned premium, at inception of the contract, exceeds the expected net cash outflow expected to be paid under the contract.

5. Financial Guaranty Contracts Accounted for as Insurance Contracts

Significant Risk Management Activities

U.S. Second Lien RMBS: HELOCs and CES, page 215

4.              We acknowledge your response to our previous comment seven.  Please address the following additional comments:

•                  You disclose that you continue to review new files as new loans default and as new loan files are made available to you.  You also disclose that you limit the extrapolation of each transaction’s breach rate to defaulted obligations and those expected to default.  Please revise your disclosure to clarify how loan files are made available to you; please clarify whether you requested from sponsors to review samples of loan origination files for loans that are currently performing.  If so, please tell us whether you plan to expand your extrapolation of breach rates and resulting recoveries to loans you expect to perform.  If so, please revise your disclosure to so indicate and discuss the potential impact on your recorded recoveries.

•                  You disclose that you limit your recoveries to amounts you paid or expect to pay.  Please explain to us whether any of the cash flow scenarios in your probability-weighted cash flow analysis include recoveries greater than the ever-to-date losses paid under any given policy.  If so, please explain to us why it is appropriate to include in your estimated recovery under ASC 944-40-30-32 amounts you expect to receive that were not included in your estimate of cash outflows under your financial guarantee insurance contracts.

•                  In your proposed rollforward of recoveries, please revise your disclosure to clarify how much of the “R&W Development and Accretion of Discount during Year” is re-estimation of the opening balance; for example, a refinement of the extrapolation methodologies, or the inclusion of new recoveries associated with different insurance policies, etc.  If material, quantify and explain each underlying reason for the re-estimation.

Company Response

•                  In response to your comments in the first two bullets above, the Company will modify the wording that appeared on page 215 of its 10-K filing for year ended December 31, 2009, commencing with its 10-K filing for the year ended December 31, 2010.  Such wording (as reflected below and disclosed in our previous response to your previous comment seven) would be substantially as set forth below, updated for the relevant fiscal period.  Additions to previous wording disclosed in either the 10-K or subsequently issued 10-Qs are underlined.

“Performance of the collateral underlying certain first and second lien securitizations has substantially differed from the Company’s original expectations. The Company has employed several loan file diligence firms and law firms as well as devoting internal resources to review the mortgage files surrounding many of the defaulted loans. As of September 30, 2010, the Company had performed a detailed review of approximately 28,400 second lien and 7,600 first lien defaulted loan files, representing nearly $2.2 billion in second lien and $3.1 billion in first lien outstanding par of defaulted loans underlying insured transactions, and identified a material number of defaulted loans that breach R&W regarding the characteristics of the loans such as misrepresentation of income or occupation, undisclosed debt and non-compliance with underwriting guidelines at loan origination. The Company continues to review new files as new loans default and as new loan files are made available to it. The Company generally obtains the loan files from the originators or servicers (including master servicers). In some cases we request loan files via the trustee, which then requests the loan files from the originators and/or servicers.  On second lien loans, loan files are requested on all charged-off loans.  On first lien loans, loan files are requested on all severely delinquent (60+ days) loans and all liquidated loans.  Recently, we started  requesting  loan files for all the loans (both performing and non-performing) in certain deals to limit the number of requests for additional loan files as the transactions season and loans charge-off, become 60+ days delinquent or are liquidated. We take no credit for R&W breaches on loans that are expected to continue to perform.  Following negotiation with the sellers and originators of the breaching loans, as of September 30, 2010, the Company had reached agreement for such sellers and originators to repurchase $280 million of second lien and $110 million of first lien loans. The $280 million for second lien loans represents 2,788 loans and the $110 million for first lien loans represents 285 loans. These are viewed as a recovery on paid losses for second liens and a reduction of expected loss estimates in first lien transactions and, accordingly, have no effect on the Company’s exposure. These amounts reflect the negotiated agreements and not legal settlements.

The Company has included in its net expected loss estimates as of September 30, 2010 an estimated benefit from repurchases of $1.3 billion. The amount of benefit recorded as a reduction of expected losses was calculated by extrapolating each transaction’s breach rate on defaulted obligations to projected defaults. For second lien loans, the Company has performed sampling to validate this assumption. The Company did not incorporate any gain contingencies or damages from potential litigation in its estimated repurchases. The amount the Company will ultimately recover related to contractual R&W is uncertain and subject to a number of factors including the counterparty’s ability to pay, the number and amount of loans determined to have breached R&W and, potentially, negotiated settlements or litigation recoveries. As such, the Company’s estimate of recoveries is uncertain and actual amounts realized may differ significantly from these estimates. In arriving at the expected recovery from breaches of R&W, the Company considered the credit worthiness of the provider of R&W, the number of breaches found on defaulted loans, the success rate in resolving these breaches with the provider of the R&W and the potential amount of time until the recovery is realized.

The calculation of expected recovery from breaches of R&W involved a variety of scenarios which ranged from the Company recovering substantially all of the losses it incurred due to violations of R&W to the Company realizing very limited recoveries. The Company did not include any recoveries related to breaches of representations of warranties in amounts greater than the losses it expected to pay under any given cash flow scenario.  These scenarios were probability weighted in order to determine the recovery incorporated into the Company’s reserve estimate. This approach was used for both loans that had already defaulted and those assumed to default in the future. In all cases, recoveries were limited to amounts paid or expected to be paid by the Company.”

•                  In response to your comments in the third bullet above, the Company will modify the wording that appeared on page 38 of its 10-Q filing for quarter ended September 30, 2010, commencing with its 10-K filing for the year ended December 31, 2010.  Such wording (as reflected below) would be substantially as set forth below, updated for the relevant fiscal period.  Additions to the previous wording are underlined.

“The $265.2 million R&W development and accretion of discount during the year in the above table primarily resulted from an increase in loan file reviews, increased success rates in putting back loans, and increased projected defaults on loans with breaches of R&W. This development primarily can be broken down into changes in calculation inputs, changes in the timing and amounts of defaults and the inclusion of additional deals during the year for which the Company expects to obtain these benefits.  The Company has reflected one additional transaction during 2010 which resulted in approximately $60.8 million of the development. The remainder of the development primarily relates to changes in assumptions and additional projected defaults.  The accretion of discount was not a primary driver of the development.  Changes in assumptions generally relate to an increase in loan file reviews and increased success rates in putting back loans.  The Company assumes that recoveries on HELOC and CES loans will occur in two to four years from the balance sheet date depending on the scenarios and that recoveries on Alt-A, Option ARM and Subprime loans will occur as claims are paid over the life of the transactions.”

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Change in Fair Value of Credit Derivatives, page 123

5.              We acknowledge your response to our previous comment eight.  Please revise your disclosure to clarify, if true, that you estimate the fair value of recoveries for breaches of representations and warranties associated with your fair value estimate of BIG credit impaired CDS to be nil. Also, disclose why you present the estimated recoveries.

Company Response

In response to your comment, the Company will modify the wording that appeared on page 123 of its 10-Q filing for the fiscal quarter ended March 31, 2010, commencing with its 10-K filing for the year ended December 31, 2010.  Such wording (as reflected below from its 10-Q filing) would be substantially as set forth below, updated for the relevant fiscal period.  Additions to the original wording are underlined.

“The table below presents management’s estimates of expected claim payments related to BIG credit impaired CDS. Expected loss to be paid represents management’s estimate of the present value of future net ~~cash outflows~~ claim payments, not the current fair value of the contract, and includes a benefit for breaches of representations and warranties of approximately $57.0 million.

The Company considers representation and warranty claim recoveries in determining the fair value of its CDS contracts. When determining the fair value of our CDS contracts as of March 31, 2010, we determined that in our hypothetical exit market, a market participant would ascribe $0 value to this benefit because we have had limited recovery experience to date.

The assumptions used to calculate the present value expected losses for credit derivatives are consistent with the assumptions used for BIG transactions written in financial guaranty insurance form as discussed below in “—Loss and Loss Adjustment Expense Reserves”.”

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact Robert Bailenson, Chief Accounting Officer, at (212) 261-5511 or (441) 278-6633, or me, at (212) 408-6066 or (441) 278-6693, if you have any questions regarding our response to your comments.

Sincerely,

/s/ Robert B. Mills
Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:  Mark Brunhofer, Senior Staff Accountant, Division of Corporate Finance

Ibolya Ignat, Staff Accountant, Division of Corporate Finance

Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.

William Findlay, Director of Accounting Policy, Assured Guaranty Ltd.